Exhibit 99.1

HC Wainwright Investor Conference

Bit Digital, Inc. Management Presentation Transcript

September 13-15, 2021 (Recorded on September 10, 2021)

Remarks by Bryan Bullet, Chief Executive Officer

Hi, and thanks for joining the conference. I’m Bryan Bullett, Chief Executive Officer of Bit Digital, Inc. We are a sustainability-focused bitcoin mining company, headquartered in New York City, and mining operations across the US and Canada. Our ordinary shares trade on the Nasdaq Capital Market under the ticker “BTBT”. Our currently-owned mining fleet represents a maximum hash rate of over 1.9 Exahash (“EH”) – making us one of the largest in the public market today.

Sustainability Update

I want to begin with an update on our commitment to decarbonization. There is no more important issue facing the bitcoin network and the planet, as evidenced by the latest United Nations IPCC report, the devasting wildfires, and Hurricane Ida. Rapidly decarbonizing is no longer optional. We’re passionate about this, and seek to play a leadership role within our industry. In fact, our efforts were recently featured in a video piece by Bloomberg.

I’m pleased to announce that on August 25, we signed a new 35 MW hosting agreement with Blockfusion USA that’s expected to be powered almost entirely by renewables. This is expected to increase our percentage of carbon free energy. We intend to release updated statistics on our energy mix in the near future.

Additionally, on July 22, we signed a 100 MW agreement with publicly listed Digihost, that we expect will run on at least half renewable and/or carbon free sources, subject to finalizing our procurement strategy with Digihost. We’ll also evaluate carbon offsets for the remainder, through purchases of renewable energy certificates.

We’re proud of these efforts, particularly since both deals were signed subsequent to the mining ban in China, which resulted in an unprecedented surge in hosting demand in North America. Even in this historically tight energy market, we’ve remained committed to sourcing clean power.

Such efforts are key not only to protecting the planet, but also protect shareholder value. In keeping with the institutional investor community’s increasing commitment to ESG, it will soon be unacceptable for public mining companies to run on fossil fuels, in our view.

Of course, no one should be judge and jury of their own efforts. This is why we became the first listed bitcoin miner to engage an independent ESG consultancy, to benchmark our sustainability, help set targets, and track progress. We look forward to sharing results of this ongoing review to provide greater transparency.

Finally, on June 23, we became a signatory to the Crypto Climate Accord, a decarbonization framework modeled on the Paris Accord. We will continue to seek to power our machines where the energy supply is partially or entirely carbon-free, in keeping with our commitments.

Company Overview

I’ll now turn to an overview of our company, recent results, and current opportunities. I’ll start with preliminaries, but this will be a fairly dense presentation, as our team has been exceptionally active this quarter, and we continually seek to enhance transparency and provide more granular information.

As a miner, our business is to verify transactions on the bitcoin network. This work is central to the security built-in to the blockchain. For solving the network’s complex cryptographic puzzles, miners earn bitcoin rewards to incentivize their work, and our Company’s revenues are primarily in the form of bitcoins awarded from the network.

As background, Bit Digital entered bitcoin mining in early 2020, though our founders’ experience dates back farther. Since then, we’ve scaled rapidly. Today, as mentioned, we have one of the largest currently-owned fleets of any US-listed miner, at 32,500 machines, representing over 1.9 Eh/s.

During the second quarter of 2021, we earned 562.9 bitcoins, although this figure is materially below our fleet’s run-rate capacity, as we were in process of relocating a portion of our fleet geographically. As a result, a material component of our computing power was offline during the quarter. More on this migration later, and on our roadmap to reach and exceed our prior peak production of 1,013 bitcoins earned in Q1 of this year.

We are a global organization. We’ve transitioned our leadership and operations to the US, and are nearly complete in migrating our miners from China to North America, to provide greater transparency, and access to the stable regulatory environment here.

One example of this transition is our leadership team. For example, Brock Pierce, Chairman of the Bitcoin Foundation, has joined our advisory board. Brock is a noted entrepreneur, investor and visionary with enormous stature in the crypto community, with significant mining experience. We’re excited to have him on board.

Our Chief Strategy Officer, Sam Tabar, is a veteran blockchain player. Following a career as an attorney at Skadden and leading Capital Strategy for Bank of America Merrill Lynch, he co-founded a business sold to ConsenSys, the largest Ethereum software developer globally.

Another example is myself. I came on as CEO, in part, to lead our push toward better transparency and communication with US shareholders. My capital markets experience goes back nearly 2 decades, a significant part of that working to scale small cap companies in the public markets.

Now, while our headquarters and mining operations are in North America, we believe our international capabilities provide several strategic advantages, which will continue to serve us going forward – particularly during this unique transitional time for the mining industry.

China Ban and Miner Migration

As has been widely reported, in June, authorities banned bitcoin mining in mainland China. Prior to the ban, China had been home to more than half of global mining capacity, according to industry sources, including a portion of our fleet that had not yet been migrated to the US. Our Company immediately suspended our remaining mining operations in China, effective June 21.

Naturally, our first order of business was to secure and redeploy our remaining China-based fleet. Accordingly, we accelerated our migration strategy to North America, which had been ongoing since October 2020.

In fact, our migration was actually covered in a front page Wall Street Journal story on August 23rd.

During Q2, we shipped 14,500 miners to the United States, our largest quarterly shipment to date. I’m pleased to report that as of June 30, 70.8% of our fleet was already deployed, in transit to or awaiting installation in North America. This and other details about our migration status were provided in our second quarter operations update that was released on July 13.

We were fortunate, in that we have been successfully shipping large quantities of miners purchased in China and redeploying them in North America since October 2020. We already had in-place the logistical channels, know-how and hosting relationships that allowed us to accelerate this process, merely pulling forward in time our planned migration strategy, which had been in place since last October.

Miner Purchase Opportunity and Outlook

Others operating in China were not so fortunate, and were faced with little choice but to exit the business, and attempt to sell equipment en masse, according to industry sources. This has led to an historic disruption in the market for miners. Such equipment is believed to be flowing onto the spot market in extraordinary volumes, as formerly China-based operators seek to exit. Against this backdrop, Bit Digital is presented with an extraordinary growth opportunity.

We are positioned to acquire these miners at scale, and potentially increase our asset base significantly and rapidly. To our knowledge, Bit Digital is the only US-listed miner with both a primarily US-based management team, US operations and hosting relationships, and deep relationships among the major former Chinese operators. Our team on the ground in China is positioned to source equipment and transact with reputable counterparties rapidly, in large volumes, as we have done before. As illustration of this capacity, the Company grew to its current position as one of the largest US-listed miners, primarily through several large spot market purchases. And as noted, we have been successfully shipping large quantities of miners purchased in China and redeploying them in North America since October 2020. As a Nasdaq-listed company, we enjoy access to the US public capital markets, as a tool to finance this growth opportunity. We are not aware of another miner with this unique blend of global capabilities.

Said differently, we can serve as a bridge from the disrupted Chinese market, into North America, and by doing so potentially grow our fleet size and hash rate materially, subject of course to market conditions and capital availability.

Miner Purchase Plan

To finance such purchases, we have filed two draft registration statements with the SEC. These provide for a total of up to $544 million in equity raising capacity, subject to effectiveness with the SEC.

To frame the scale of our opportunity, assuming this capital is fully drawn, the net proceeds, combined with cash on hand, would fund miner purchases totaling an estimated 5.2 EH.

Combined with our current fleet, our pro forma mining capacity would equal 7.1 EH, or 5% of the total bitcoin network, based on network hash rate as of September 8, 2021.

Fully deployed, assuming a pro rata share of current network mining rewards, this would imply the ability to generate over 45 bitcoins per day. To our knowledge, this would be a multiple of any of our competitors’ current capacity.

The foregoing is based on our expectations for buying a mix of models, including both current and 1.5 generation miners, and our current views on market pricing, as informed by recent price quotes received on September 8, 2021.

It’s important to highlight that such quotes, and our purchase strategy generally, entail delivery generally within a few weeks. This is in sharp contrast to the practice followed by most of our peers, of buying direct from manufacturers. We understand such orders may take up to a year for deliver, due to current supply limitations. Our ability to compress delivery timelines dramatically increases the potential return on investment from our spot market approach, and creates the potential for Bit Digital to leapfrog competitors in terms of operating fleet scale.

It’s also important to note that this outlook is subject to change, as the market and pricing for miners varies daily and is subject to various factors beyond our control.

We look forward to sharing continued updates on the final stages of our migration process, and anticipated purchase activity, further demonstrating our differentiated capabilities.

Power and Hosting

In addition to migrating miners and sourcing purchases, the third leg of our growth strategy has been to secure power and hosting in North America, to run both our current fleet and anticipated purchases.

I’m happy to report that our current fleet’s migration is now fully provided for from a hosting perspective, with significant excess capacity to facilitate growth.

Specifically, as mentioned, so far this quarter we have signed two new hosting agreements totaling 135 MW. This brings our total hosting capacity to approximately 215 MW. Of this amount, our currently-owned fleet consumes about 125 MW, fully deployed. Consequently, we now have about 90 MW in excess of the current fleet’s needs, to accommodate expected purchases.

Assuming full execution of the aforementioned purchasing plan, we will require approximately 100 MW of additional power. We’re highly confident we can achieve this, based on recent success securing 135 MW in just over a month, amidst the tightest hosting market in recent memory, and based on ongoing discussions with new and existing partners.

Our hosting relationships are well-diversified across several institutional-quality public and private companies. Our current hosting partners include Core Scientific, Compute North, Digihost Technologies, Link Global Technologies, and most recently, Blockfusion USA.

Blockfusion Agreement

I’d like to comment further specifically on our deal with Blockfusion, as it includes some unique features.

Blockfusion is a privately held firm whose principals’ experience in mining facilities dates to 2017. In crafting our agreement, we went beyond a vanilla service provider relationship, and created a framework for a potential acquisition of securities in, or the entirety of, Blockfusion, pursuant to the our ROFR provisions in the agreement. What this really means, is that we and Blockfusion plan to work together to explore consummating a strategic transaction, consistent with the spirit of the agreement, and the intent of both Bit Digital and Blockfusion’s principals.

There are several reasons why this would be desirable. First, we would internalize hosting economics that would otherwise be paid to Blockfusion. Second, Blockfusion’s veteran site development and facility operations team could give Bit Digital differentiated capabilities. Third, and related, Blockfusion enjoys a strong expansion pipeline of new power opportunities, that Bit Digital’s capital resources and relationships could help activate.

Now to date, Bit Digital has outsourced hosting to third parties, based on our view that data centers are a lower-growth and lower-return business, and our desire to focus our capital resources on mining economics. While this remains our overarching view, we also see strategic value in having internal capabilities to secure and develop hosting power, which is the single most important input to mining. We don’t see this as an “either-or”, but rather foresee a scenario where a limited amount of internal hosting capability creates significant strategic advantages, while retaining our overall investment focus on mining.

Hosting Economics

To drill deeper, I’ll provide some more granular statistics on our hosting economics.

Pro forma for hosting agreements signed to date, we enjoy a competitive base power and hosting rate of approximately 3.6 cents per kWh, on a weighted average basis. About 84% of our hosting contracts feature fixed power pricing, with 16% variable, based on market pricing.

We achieve these low rates, in part, by offering profit shares to many of our hosting partners. Our weighted average profit split is 19.4%. By sharing some upside, we secure downside protection, such that our operations can remain profitable at a lower bitcoin price. We also believe profit sharing helps align interests with our hosts, and drives strong performance and uptime for our fleet.

New Initiatives and Closing

In closing, I’ll preview that in the coming months, we look forward to announcing some exciting new initiatives in the digital assets ecosystem that we think will further differentiate our Company and drive shareholder value.

We welcome new investors to get involved in our Company, which we believe represents an exciting way to gain exposure to our dynamic sector of the crypto market through a Nasdaq-traded security.

Thank you for watching, and for participating in the conference.

Safe Harbor Statement

This presentation may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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